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                              March 7, 2022

       Jos   Augusto Gon  alves de Ara  jo Teixeira
       Chief Executive Officer
       Patria Latin American Growth Opportunity Acquisition Corp.
       18 Forum Lane, 3rd Floor
       Camana Bay, PO Box 757, KY1-9006
       Grand Cayman, Cayman Islands

                                                        Re: Patria Latin
American Growth Opportunity Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed March 4, 2022
                                                            File No. 333-254498

       Dear Mr. Teixeira:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 Filed March 4,
2022

       Principal Shareholders, page 154

   1. We note that Patria or its affiliates have expressed an interest to directly purchase an aggregate of 2 million
units (or 2.3 million units if the underwriters' over-allotment option is exercised in full),
which would equal 10% of the outstanding units upon the completion of the offering.
However, we also note your disclosure that Patria or its affiliates may decide to purchase
more, less, or no units in the offering. Please clarify whether there is a cap on the maximum
amount of units that Patria or its affiliates can purchase in this offering, and if so,
please disclose the cap.
 Jos   Augusto Gon  alves de Ara  jo Teixeira
FirstName
Patria LatinLastNameJos   Augusto Gon  alves  de Ara  joCorp.
                                                      Teixeira
             American Growth  Opportunity Acquisition
Comapany
March       NamePatria Latin American Growth Opportunity Acquisition Corp.
       7, 2022
March2 7, 2022 Page 2
Page
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Manuel Garciadiaz